EXHIBIT 15.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form F-3) and related Prospectus of Orion Engineered Carbons S.A. for the registration of common shares, debt securities, warrants, purchase contracts or units and offer to sell up to 40,135,126 of common shares and to the incorporation by reference therein of our reports dated March 3, 2016, with respect to the consolidated financial statements of Orion Engineered Carbons S.A. and the effectiveness of internal control over financial reporting of Orion Engineered Carbons S.A. included in its Annual Report (Form 20-F) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/Stefan Pfeiffer /s/Titus Zwirner
Wirtschaftsprüfer Wirtschaftsprüfer
(German Public Auditor) (German Public Auditor)

Ernst & Young GmbH
Wirtschaftsprüfungsgesellschaft
Essen, Germany

March 3, 2016